Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ares Management Corporation for the registration of its Class A common stock, preferred stock, debt securities, guarantees of debt securities, depositary shares, warrants, purchase contracts, units and subscription rights and to the incorporation by reference therein of our reports dated February 25, 2026, with respect to the consolidated financial statements of Ares Management Corporation, and the effectiveness of internal control over financial reporting of Ares Management Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

February 25, 2026